EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2017	2016
Income from continuing operations before income taxes (1)	$3,870	$4,086

Add: fixed charges, excluding capitalized interest	848	823

Income as adjusted before income taxes	$4,718	$4,909

Fixed charges:
Interest expense	$612	$599
Capitalized interest	1	1
Portion of rental expense representative of interest	236	225

Total fixed charges	$849	$825

Ratio of income from continuing operations to fixed charges	5.56	5.95

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.